Exhibit 99.2

Management’s Discussion and Analysis
Year Ended December 31, 2012

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries and associate (“Baja” or the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2012. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following information should be read in conjunction with the accompanying audited consolidated financial statements, notes to those financial statements and the Company’s Annual Information Form for the year ended December 31, 2012, all of which are available on the SEDAR website at www.sedar.com. Financial information is expressed in United States dollars, unless stated otherwise. This MD&A is current as of April 1, 2013.

Caution on forward-looking information

This MD&A contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results, mineral resource estimates, projected liquidity, capital expenditures, available capital resources and the potential availability of short-term and long-term financing, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include: the impact of the loss of control of the Company’s principal asset and related uncertainties regarding decisions on the further development of the Boleo Project (or the “Project”); uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Project, and the issuance of required permits; uncertainties relating to the Company’s ability to obtain additional financing to fund its working capital needs and to contribute to MMB’s cost overrun; uncertainties relating to MMB’s ability to obtain additional financing to fund its current working capital and project completion needs; the uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2012, filed with the Canadian securities regulatory authorities and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Baja uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Baja is required to comply with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, which contains rules regarding the public disclosure by an issuer of scientific and technical information concerning its material mineral projects. All reserve and resource estimates contained in this MD&A have been be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja in compliance with NI 43-101, also qualify as reserves under the SEC’s standards.

Risk factors

Readers should carefully consider the risks and uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2012 (the “AIF”) deciding whether to invest in the common shares of Baja.

Summarized financial results

	December 31	(1)	December 31
(USD thousands unless otherwise noted)	2012		2011

Cash and cash equivalents	5,562		39,625
Working capital deficit	(85)		(159,733)
Investment in associate	43,694		-
Senior debt(2)	-		152,018
Subordinated debt	10,000	(3)	243,157

1)	Upon the loss of control of MMB on August 27, 2012, the Company no longer consolidates the assets and liabilities of MMB.
2)	Balances drawn under the 2010 Project Financing (including accrued interest) as at December 31, 2012, are $233.3 million. The Company has provided a guarantee in respect of 70% of MMB’s senior debt.
3)	Manganese Refundable Deposit Liability.

	Three months ended		Year ended
	December 31		December 31
(USD thousands unless otherwise noted)	2012	2011	2012	2011

Capital expenditures - property, plant and equipment	6	119,050	279,238	339,599
Loss on deconsolidation of subsidiary	11,426	-	127,260	-
Share of results of associate - income	(25,178)	-	(9,985)	-
Loss (income)	(1,229)	10,033	321,269	(20,021)
Loss (income) attributable to shareholders	(1,229)	10,087	270,273	(11,512)
Loss (income) per share - basic	-	0.03	0.79	0.03

Baja Mining Corp. MD&A Year ended December 31, 2012

Fourth quarter highlights and recent events

  Minera y Metalurgica del Boleo S.A.P.I. de C.V. (“MMB”) remains in an Event of Default resulting from the cost overruns at the Boleo Project (the “Project”) identified during the quarter ended June 30, 2012;

  Following completion on August 27, 2012 of the $90 million Phase I interim funding, Korea Resources Corporation (“KORES”), a member of the Consortium (as hereinafter defined), contributed during the quarter ending December 31, 2012, a further $174 million to MMB for continued construction of the Boleo Project and, subsequent to the year ended December 31, 2012, contributed a further $85 million to MMB. After giving effect to these contributions (including the 2013 contributions), the Company’s ownership interest in MMB has been reduced to 26.2% as at February 12, 2013;

  KORES on behalf of the Consortium engaged MMB’s senior lenders (the “2010 Project Financing Lenders”) in a renegotiation of MMB’s original project senior debt financing (the “2010 Project Financing”) in an effort to partially reactivate the Project loan facilities;

  In November 2012, MMB and US EXIM agreed to terminate the original US EXIM loan facility of approximately $419 million. KORES negotiated a new approximately $419 million facility, inclusive of approximately $126 million previously outstanding under the original US EXIM loan facility, which obligations were novated to and assumed by KORES, to be used to finance further construction and development of the Boleo Project;

  Pursuant to a third standstill agreement dated November 26, 2012, as subsequently extended, the remaining 2010 Project Financing Lenders (which no longer include US EXIM) agreed to continue to temporarily forbear exercise of rights and remedies under the 2010 Project Financing until March 31, 2013;

  The completion of the updated NI 43-101 technical report on the Boleo Project being prepared for the Company by SRK Consulting (the “SRK Report”) was further delayed. Completion of the SRK Report is dependent on MMB and KORES, who are working with their mining consulting engineers, to finalize the design of the mining operations, over which the Company has no control or influence. As at the date of this MD&A, work by SRK on the SRK Report was ongoing;

  On November 13, 2012, the Company announced that Tom Ogryzlo, Baja’s Interim CEO & Chairman, was appointed as Interim Chief Financial Officer following completion of the transfer to MMB of Baja’s CFO, Rowland Wallenius. Mr. Ogryzlo resigned as Interim CFO when Nigel Kirkwood was appointed CFO on December 27, 2012. Mr. Kirkwood was appointed as Baja’s Corporate Secretary on March 5, 2013;

  On December 13, 2012, US trading in the Company’s shares was moved from the QTCQX International to the OTCQB International;

  Management continued efforts to reduce the Company’s ongoing costs and in December 2012 successfully down-sized and relocated its Vancouver head office. It sub-let its Vancouver office and realized proceeds of $0.5 million on the sale of certain leasehold improvements, office furnishings and fittings and office equipment to the sub-tenant; and

  The Company reported income during the quarter ended December 31, 2012 of $1.2 million reflecting income of $25.2 million representing the Company’s share of results in associate (MMB) and a tax recovery of $2.4 million, which were substantially offset by a $15.7 million fair value adjustment loss relating to its purchase put option related to the Company’s equity cost overrun facility and a further true-up loss on the deconsolidation of MMB of $11.4 million. The Company reported a loss for the year ended December 31, 2012 of $321.3 million.

Baja Mining Corp. MD&A Year ended December 31, 2012

Overview

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act (British Columbia). The Company’s principal asset is its investment in the Boleo Project, a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Project is currently under construction and surface and underground mining activities have commenced. Baja controlled and operated the Boleo Project up until its change in control on August 27, 2012. See “Consortium Financing and Baja Participation Rights” and “Loss of Control of MMB”.

As at December 31, 2012, the Company owned a 49% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owned 49% of the shares of MMB. MMB holds all mineral and property rights in the Project. As at December 31, 2012, the remaining 51% of MMB was owned by members of a Korean consortium (the “Consortium”), comprised of KORES, LS-Nikko Copper Inc., Hyundai Hysco Co., Ltd., SK Networks Co., Ltd., and Iljin Materials Co., Ltd., which acquired an initial 30% interest in June 2008. Subsequent to December 31, 2012 and after giving effect to further contributions by members of the Consortium, Baja’s interest in MMB was further reduced to 26.2%. See “Consortium Phase II Funding Commitment” for details of this further MMB ownership dilution.

Following the reduction of its interest in MMB and subsequent loss of control of MMB on August 27, 2012, the Company was no longer the operator of the Boleo Project and no longer had day-to-day involvement in the management and development of the Project. The Company’s current focus is on addressing outstanding matters relating to the change of control in MMB and considering alternative opportunities for the benefit of its stakeholders.

Event of Default

In April 2012, the Company forecast that the cost to complete the Boleo Project could be $1,667 million, which significantly exceeded the Company’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million, together, the “2010 Project Financing”). The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns, thereby putting MMB in an Event of Default as defined in the 2010 Project Financing agreements. As a result, MMB is unable to access any of its senior debt facilities. MMB was successful in negotiating several standstill agreements whereby the lenders agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing until March 31, 2013. The Company has been informed by MMB that as of the date of this MD&A, KORES and MMB are negotiating with the remaining 2010 Project Financing Lenders to extend the existing standstill agreement, but that an extension has not yet been agreed.

The Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee. As at December 31, 2012, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

Baja Mining Corp. MD&A Year ended December 31, 2012

Consortium Financing and Baja Participation Rights

In July 2012, the Company secured interim financing from the Consortium (the “Consortium Financing”) which comprised two funding stages: Phase I, completed on August 27, 2012 upon MMB having received $90 million of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49% resulting in a loss of control in MMB (see “MMB Loss of Control”); and Phase II, providing the Consortium the option to contribute additional funding of $443.4 million to complete the Boleo Project (the “Phase II Funding Requirement”). After making a series of funding contributions during the fourth quarter of 2012, pursuant to a letter agreement dated January 31, 2013, KORES on behalf of the Consortium formally committed to provide the Phase II Funding Requirement.

Under its July 2012 agreement with the Consortium, Baja has a right to contribute to the Phase II funding such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II funding, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II funding is subject to contributing a minimum of $10 million. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering. In addition, if the total Phase II costs to complete the project exceed $443.4 million and further equity or debt funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341 million to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant report technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution by completing a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Consortium Phase II Funding Commitment

At the year-end, KORES on behalf of the Consortium had contributed $174 million toward the Phase II Funding Requirement. Subsequent to the year-end, KORES on behalf of the Consortium provided a definitive commitment to Baja that it will provide the Phase II Funding Requirement and contributed a further $85 million to MMB.

Pursuant to receipt of the definitive commitment and as contemplated in the Consortium Financing, the Company agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the Phase II Funding Requirement. Based on Phase II contributions made of $259 million as at February 12, 2013, representing 58.4% of the Phase II Funding Requirement, a further 22.8% equity interest in MMB has been transferred to KORES, reducing the Company’s equity interest in MMB from 49% to 26.2%.

In addition, the Company has also transferred to KORES $67.3 million of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company to $197.6 million as at February 12, 2013, so the proportionate balance outstanding to Baja corresponds with its proportionate equity interest in MMB as provided for under the Consortium Financing. The framework agreed between the parties provides for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Korean Consortium or KORES to MMB of $60 million, $60 million and approximately $64.4 million, which will dilute Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively, and reduce the principle of its shareholder loans from to $170.3 million, $136.7 million and $93.8 million, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

Baja Mining Corp. MD&A Year ended December 31, 2012

US EXIM Facility and Commercial Banks Cost Overrun Facility

During the quarter ended December 31, 2012, on behalf of the Consortium and MMB, KORES entered into negotiations with the 2010 Project Financing Lenders in an effort to partially reactivate the 2010 Project Financing. In November 2012, the original US EXIM Facility was terminated by MMB. KORES renegotiated a new approximately $419 million facility with US EXIM (inclusive of approximately $126 million previously outstanding under the original US EXIM Facility, which obligations were novated to and assumed by KORES) (“Kores EXIM Facility”) to be used to finance further construction and development of the Boleo Project. KORES is the only borrower under the Kores Exim Facility. In December 2012, KORES unilaterally provided MMB with a new corporate loan facility. The Company has not been notified of any draws having been made by MMB under the new corporate facility as of the date of this MD&A, other than the principal amount previously owing by MMB under the original EXIM Facility.

In addition, Baja was informed by MMB that MMB and the relevant lenders under the 2010 Project Financing agreed to terminate the $50 million cost-overrun facility thereunder (under which no loans were outstanding as of such termination). The remainder of the facilities under the 2010 Project Financing, in outstanding loans and commitments, continue to stand as per the original agreements with MMB’s lenders and remain in default.

However, at the year end, the remaining 2010 Project Financing Lenders (which no longer include US EXIM) had agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expired on March 31, 2013. The Company has been informed by MMB that as of the date of this MD&A, KORES and MMB are negotiating a further extension to the standstill agreement, which has not yet been agreed. Baja remains liable under its guarantees provided in connection with the 2010 Project Financing. As at December 31, 2012, there is $233.3 million owing by MMB under the 2010 Project Financing facilities.

Loss of Control of MMB

The July 2012 agreement between Baja and the Consortium contemplates that following completion of Phase I of the Consortium Financing (which occurred on August 27, 2012), amendments will be made to the shareholders’ agreement between Baja and the Consortium governing the rights of the shareholders of MMB (the “Shareholders’ Agreement”). The changes will significantly expand the power of the Consortium to manage the business of MMB and will limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1 million. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As at the date of this MD&A, the Shareholders’ Agreement has not been amended to reflect these changes.

As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantee to reflect its proportionate equity interest in MMB.

From the date of the loss of control, and for as long as the Company maintains a significant influence over MMB, the Company will account for MMB’s results under the equity method as defined in IAS 28 – Investments in Associates. Upon the loss of control of MMB and in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company has:

  Derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012;

  Derecognized the carrying value of Baja’s shareholder loan receivable from MMB (previously eliminated upon consolidation); and

  Recognized the retained investment in MMB at its fair value (see below);

generating a loss on deconsolidation attributable to the Company of $127.3 million.

Baja Mining Corp. MD&A Year ended December 31, 2012

The Company’s retained investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt, and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB.

In approximating a fair value for its remaining interest in MMB, management has considered that MMB represents the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be approximated and implied by the market capitalization of the Company following the announcement of the completion of the Phase I interim funding as adjusted for the fair values at August 27, 2012 of the Company’s other assets and liabilities. This method supported an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

As a result of the deconsolidation, figures reported on the Company’s Consolidated Balance Sheet as at December 31, 2012 include only the assets and liabilities of Baja Mining Corp. and its Luxembourg subsidiaries and exclude the assets and liabilities of MMB. The fair value attributable to the Company’s remaining interest in MMB, adjusted for any equity pick-up of earnings and losses for the period subsequent to the date of deconsolidation, is reflected in the Balance Sheet line item “Investment in Associate”. Additionally, the Company’s Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the year ended December 31, 2012, consolidate the results of MMB up to the date of deconsolidation on August 27, 2012, and thereafter consolidate only the operating results of Baja Mining Corp. and its Luxembourg subsidiaries and equity account for the results of MMB.

Once the Company’s interest in MMB falls below 20%, it may be considered that the Company does not exercise significant influence over MMB. Should management determine that it no longer has significant influence over MMB, the Company would cease to report MMB’s results under the equity method, but rather carry its investment in MMB at fair value.

The Company’s share of the results of MMB subsequent to the loss of control is recorded in the consolidated statements of operations.

(in US$ millions)
Balance – January 1, 2012	-
Initial recognition	33.7
Share of results in associate	10.0

Balance – December 31, 2012	43.7

The principal balance of the shareholder loans to MMB was $264.1 million ($309.0 million with accrued interest) at the date of loss of control of August 27, 2012. Subsequent to year-end, Baja transferred a further 22.8% equity interest in MMB reducing the Company’s equity interest in MMB from 49% to 26.2%. The Company also transferred to KORES $67.3 million of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing. See “Consortium Phase II Funding Commitment” for details.

Baja Mining Corp. MD&A Year ended December 31, 2012

The summarized unaudited consolidated financial information of MMB is set out below.

100% of reported balances by MMB	December 31,
(in US$ millions):	2012

Total current assets	33.6
Total assets	1,103.7

Current liabilities	424.3
Total liabilities	1,148.7

Revenue – for the year	-
Net loss – for the year	(195.6)

The year to date consolidated net loss of MMB as of the date of loss of control on August 27, 2012 was $(216.3) million.

Legal Proceedings

Following the emergence of the Boleo Project forecast cost overruns, various legal actions were launched against the Company. With the exception of the two matters described below, management does not consider any of these actions to be material and all were resolved prior to December 31, 2012.

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11-13, 2013.

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The class action lawsuit has not been certified and may never be. Accordingly, the Company has not accrued any provision for this class action suit as of December 31, 2012.

Baja Mining Corp. MD&A Year ended December 31, 2012

The Company intends to defend itself and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Corporate Outlook

The Company’s current focus is on addressing outstanding matters relating to the change of control of MMB and the Boleo Project and its restructuring so as to minimize potential risks and maximize potential value for the Company and its shareholders. In addition, the Company intends to investigate and potentially pursue alternative project opportunities.

Update to Boleo Project technical report

The Company awaits completion of the SRK Report, which is dependent upon MMB and KORES, in consultation with their mining consulting engineers, finally reaching agreement on adjustments to be made to the design of the mining operations. The Company has no control or influence over the completion of the technical aspects of the MMB and KORES report that will underpin the SRK Report preparation. On January 31, 2013, the Company announced that representatives from MMB, KORES and other third parties were continuing to contribute information and feedback on several key sections of the report and that significant progress had been made. However, at that time, the Company refrained from providing any further guidance regarding the anticipated delivery date of the technical report due to a succession of delays. Baja will disclose the findings of the summary of the SRK Report in a news release when it becomes available.

SRK will deliver and the Company will file the final SRK Report within 45 days of that announcement. Upon filing the SRK Report on SEDAR, Baja will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company’s largest shareholder, Mount Kellett, has advised Baja that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Management is hopeful that once the valuation of the Boleo Project is determined as set out in the SRK Report, it may be in a position to better evaluate its strategic options for its remaining interest in MMB.

Going concern considerations

The Company’s interest in MMB is its principal asset. The Company’s market capitalization has declined to below $20 million.

The latest of several standstill agreements with MMB’s senior lenders expired on March 31, 2013. The Consortium and MMB continue to work with the 2010 Project Financing Lenders (which no longer include US EXIM) to renegotiate and reactivate the remaining 2010 Project Financing facilities. KORES and MMB are negotiating with the remaining 2010 Project Financing Lenders a further extension to the standstill agreement, which has not yet been agreed. Should the Consortium not complete the Phase II Funding Requirement or extend the further necessary funding to MMB or should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement is not reached with the remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. Should MMB deplete its available funds, it may be forced to implement an orderly shut-down drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose. As the Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the 2010 Project Financing Lenders calling on the guarantees, which would

Baja Mining Corp. MD&A Year ended December 31, 2012

result in the insolvency of the Company. As at December 31, 2012, MMB had drawn $233.3 million against the 2010 Project Financing.

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the Phase II Funding Requirement being completed; (ii) the continued support of the remaining 2010 Project Financing Lenders in choosing not to exercise any remedies available to them under the Event of Default; (iii) the renewal of the standstill agreement that expired on March 31, 2013 and/or the reinstatement or replacement of the remaining 2010 Project Financing; (iv) completion of development of the Boleo Project; (v) establishing profitable operations.

In addition, should the Company be required to repay to the Consortium the refundable manganese deposit liability of $10 million, it currently has insufficient funds available to settle this liability (see note 13 (a) in the Company’s Consolidated Financial Statements for the year ended December 31, 2012 (the “Consolidated Financial Statements”).

The Company’s success in addressing these challenges above cannot be assured, and accordingly there is substantial doubt about the Company’s ability to continue as a going concern.

Changes to the Company’s Board of Directors and Management

During the quarters ended June 30 and September 30, 2012, the Company’s Board of Directors (the “Board”) underwent a succession of significant changes.

On April 17, 2012, the Company announced the resignation of Gerald Prosalendis from the Board of Directors for personal and family reasons. Baja further announced the resignations of Graham Thody, Tom Ogryzlo and Wolf Seidler from the Company’s Board on April 23, 2012, temporarily reducing the size of the Board to three members.

On May 7, 2012, the Company announced that the Board had been reconstituted to include Mr. Ogryzlo, Mr. Seidler, Stephen Lehner and Lorie Waisberg. Lorie Waisberg was appointed Chair of the Board. The Company announced on May 14, 2012 that John Greenslade had resigned from his positions as CEO and President and also resigned from the Company’s Board. Mr. Ogryzlo was appointed interim CEO. On May 24, 2012, Ken Murphy joined the Company’s Board.

At the annual and special general meeting of shareholders held on June 21, 2012, shareholders voted to elect Mr. Waisberg (Chairman), Mr. Ogryzlo, Mr. Seidler, Mr. Lehner, François Marland and Ken Murphy to the Board.

Mr. Murphy and Mr. Lehner both resigned from the Board on August 1, 2012, and on August 7, 2012, Peter Clausi and Ross Glanville joined the Board. Mr. Glanville was formerly a member of the Board from April 2005 until May 2011. On August 10, 2012, Mr. Waisberg, and Mr. Marland resigned from the Board.

During the year, the Company and MMB faced a number of changes to its officers. In addition to the resignation of the CEO and President, Adam Wright (Chief Operating Officer of the Company and MMB), Chuck Hennessey MMB VP of Operations), Kendra Low (Executive VP Administration and Corporate Secretary), Mike Shaw (VP Construction Development) each resigned their positions.

During the year, termination benefits of $1.4 million were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

On November 13, 2012, the Company announced that Mr. Ogryzlo, Baja’s Interim CEO & Chairman, was appointed as Interim Chief Financial Officer following the employment of Baja’s CFO, Rowland Wallenius, by MMB under the transition plan. Nigel Kirkwood was appointed CFO on December 27, 2012 and Baja’s Corporate Secretary on March 5, 2013.

Baja Mining Corp. MD&A Year ended December 31, 2012

Boleo Project development activities

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com (the “March 2010 Technical Report”). The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Information presented in the sections “Construction of Boleo” and “Surface and underground mining” below is based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following completion of the Phase I funding on August 27, 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected therein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

Boleo is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, California. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

As set out in or derived from the March 2010 Technical Report, the plant at that time was expected to produce, on average, 125 million pounds of copper per year for the first 6 years from ore supplied at an average grade above 2% and an average of 84 million pounds of copper per year at an average ore grade of 1.33% for the scheduled mine life of 23 years. The above figures are subject to change as a result of the revised mine plan being developed by MMB.

Construction of Boleo

MMB was able to continue to advance overall construction despite the suspension of financing facilities during 2012. Based on information provided by MMB, at the end of December 2012, a total of 1,692 individuals were working on the Boleo Project and progress for completion of copper production facilities was measured at 54.8% and 50.9% overall with the inclusion of cobalt and zinc circuits. ICAF continued to provide construction management services under the EPCM contract.

As a result of the cost overrun identified in April 2012 and upon the renegotiation of the US EXIM facility in November 2012, construction reorganization and planning were focused on placing the Project in a position for a full reactivation of construction activities in 2013.

During this period of financial strain, MMB employed a rigorous liquidity management process. With cooperation from many of the project vendors, MMB was able to ensure that contractors were supplied with materials (fuel, rebar, concrete and steel) to continue to advance overall construction. However, MMB’s cash flow management strategy impacted various aspects of the Project including vendor deliveries, vendor schedules, non-critical construction progress, and engineering closeout, forcing the Company to withdraw all previous guidance with regards to production targets, until such time as the Consortium Financing was completed and full-scale development resumed.

Baja Mining Corp. MD&A Year ended December 31, 2012

The selected construction activities that continued on site focused on all circuits required for copper production. However, advancement of copper related circuits was constrained by the liquidity crisis and, while the Project maintained a manageable level of overall stability, construction progress, and vendor/supplier equipment debt management, delays in advancing a funding solution adversely impacted overall construction. The engineering, procurement and construction of the backend of the plant related to cobalt and zinc production was reinstated during the quarter ended September 30, 2012.

By year end, MMB’s cash management system was normalized and outstanding supplier payments were brought up to date. All engineering activities with third party consultants continued to show positive progress, and activities were concentrated on reorganizing the Project. The reorganization plan is to advance the Project as a number of mines and a single copper, cobalt and zinc metallurgical facility in 2013.

Surface and underground mining

In 2012, the surface mining group was primarily focused on construction support activities including the development of the M-302 mine portal pad, exposing historical mine adits, waste stripping and stockpile establishment activities. The productivity of underground mining was below expectation primarily resulting from issues relating to ground conditions, equipment availability and a shortage of skilled operating personnel.

Both underground and surface mining groups continued production work during the fourth quarter. However, the liquidity management process continued to impact mining operations by disrupting deliveries. Some primary production units on both the surface and the underground operations, including essential operating supplies, were impacted.

By year-end, the mine maintenance facility (“MMF”), including offices and warehouse, was being utilized. The shop area is waiting materials for its completion.

The surface mining group continued to expose mineral in the OC3010 area while completing the new MMF stockpile area. Overburden production from OC3010S and OC3010N continued. Surface production was impacted due to a reduction in haul fleet availability, partially resulting from the impact of the liquidity management program, but also a warranty recall of the entire fleet following a factory inspection in July 2012. As of December 2012, five trucks of the haul fleet were on site with one truck in a Tijuana repair facility. Surface mining production operations will continue to be impacted until the entire fleet is returned fully to service. Surface mining simulator training at the MMF continued to train machine operators.

In the latter part of the year, the underground mining group continued to advance in mine M303 at the upper level (Manto 3A / Sandstone) contact. In M-303, the current plan is to drive entries to access another area for demonstration of the retreat mining capability. This area is considered to have more favourable regional fault and fracture structures. Advance of this area will continue upon arrival of roof support equipment. Development of cross cuts and entries in other areas progressed while waiting for the ground support equipment.

Equipment availability and scarcity of replacement parts resulting from the liquidity crisis factored in the lower rates of underground production. The idling of a continuous miner in support of keeping one in operation left production operations with only one continuous mining unit. Mine management is working with the supplier to improve continuous miner performance and availability. The third newly commissioned machine with the latest electronic program entered the mine in December 2012 for operational trials and further evaluation making two continuous mining units available in the M-303 mine.

Operator training continued with the contract trainers on site to provide additional hands on instruction with roof bolting, continuous miner operation and general supervisory responsibilities. Underground simulator training at the MMF continued to train machine operators.

Towards the end of the year, mine engineering focused on a number of ongoing mine design issues in support of both surface and underground mining operations, including the responses to due diligence enquiries, the M-302 setup and the underground mining at M-303. In December 2012, the major activities continued to include discussions with consultants concerning preparation of a mine plan to support the new controlling shareholders’ requirements

Baja Mining Corp. MD&A Year ended December 31, 2012

Review of operating results

Comparison of the Year ended December 31, 2012 to the Year ended December 31, 2011

For the year ended December 31, 2012, the Company recorded a loss attributed to its shareholders of $270.3 million or $0.79 per share (basic and diluted) as compared to income attributed to its shareholders of $11.5 million or $0.03 per share (basic and diluted) for the year ended December 30, 2011. The loss in 2012 was primarily driven by: (i) impairment losses totalling $190.4 million, including a $188.1 million impairment following the announcement of the forecasted cost overrun of the Project during the quarter ended June 30, 2012; and (ii) a loss of $127.3 million relating to the deconsolidation of MMB upon completion of the Phase I interim funding in the quarter end September 30, 2012, principally attributable to a fair value impairment attributable to the underlying equity and MMB shareholder loans, partly offset by income of $10.0 million representing the Company’s share of results in associate in the period subsequent to the loss of control of MMB and by a $10.6 million fair value adjustment gain relating to the Company’s derivative instruments, as discussed below. In 2011 comparable period, the income was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $42.8 million due to a reduction in forward copper prices compared to the Company’s call price and $4.0 million in foreign exchange gains.

Operating expenses during the year ended December 31, 2012 were $208.5 million compared to $22.8 million for the year ended December 31, 2011. A summary of the most significant differences are discussed below:

  Wages: $4.7 million ($5.0 million in 2011 comparable period) – the decrease in 2012 reflects the cost savings from the reduction of staff levels at its head office in May 2012 and further terminations in the third and fourth quarters of 2012 that were substantially offset by discretionary retention payments, which the Board extended to certain individuals who they determined to be critical to the continuation or transition of the Project, and severance extended to those individuals affected by terminations during the year;

  Management and directors fees: $1.7 million ($1.1 million in 2011 comparable period) – the increase in management and directors fees in 2012 reflects an amount paid as severance to the former CEO and President and a higher level of director meeting fees paid given events that occurred during the year.
  However, the impact was slightly offset by the fact that no incentive compensation was paid in 2012;

  Professional and consulting fees: $5.1 million ($2.6 million in 2011 comparable period) – the increase in professional fees relates mainly to: (i) legal costs associated with the negotiation and other matters associated with the Consortium Financing and change of control of MMB; (ii) the Company’s efforts to defend itself against the various legal and regulatory proceedings brought against it; (iii) the cost of counsel to assist the Board and its committees with governance matters; and (iv) greater reliance on external consultants given recent employee reductions and voluntary departures;

  Stock-based compensation: $0.3 million ($5.5 million in 2011 comparable period) – the lower expense reflects the impact of a number of forfeitures of unvested stock options previously granted to employees affected by the staff reductions or voluntary departures in the Vancouver head office or at MMB during the last two quarters and very limited option grant activity during 2012;

  Shareholder information: $2.3 million ($0.9 million in 2011 comparable period) – the increase in expense is the result of $1.6 million incurred by the Company in regards to a special shareholders meeting requisitioned by Mount Kellett Master Fund II A LP (“Mount Kellett”). A special meeting of shareholders was held on April 3, 2012 where shareholders voted to maintain the Board in place as of the meeting date. However, as discussed elsewhere, significant Board changes have occurred since; and

  Impairments: $190.4 million ($2.7 million in 2011 comparable period) – the following impairments were recorded during 2012: (i) in the second quarter, a $171.2 million impairment on MMB property, plant and equipment as the Company identified a significant forecast cost overrun on the Project, which subsequently led to a significant decline in the Company’s market capitalization; (ii) in the second quarter, a $15.5 million impairment on deferred financing costs given the uncertainty surrounding the

Baja Mining Corp. MD&A Year ended December 31, 2012

  Company’s ability to reinstate its senior and subordinated debt facilities, (iii) in the second quarter, $1.4 million impairment on previously recognized stockpile inventory as the Company developed and implemented grade control and stockpile programs and previously recognized stockpile inventory, which had not been subject to the grade control program, was written off; (iv) in the third quarter, $1.9 million to leasehold improvements and office furnishings and fittings at the Vancouver head office and related office equipment that were expected to be abandoned or sold at reduced rates upon the planned sub-let of the office premises; (v) in the third quarter, $0.3 million in respect of the manganese production refundable deposit, for a change in estimate of amortized cost recorded as accelerated accretion, related to management’s decision to recognize the face value of the deposit liability, upon the loss of control of MMB on August 27, 2012; and (vi) in the current quarter, $0.1 million against receivables to reflect management’s best estimate of recoverability at the year end. The impairment loss of $2.7 million in 2011 is related to equipment previously purchased in 2008 that was no longer being used or had limited benefit in the construction progress.

Other items

  Foreign exchange loss: $7.9 million (gain of $4.0 million in 2011) – the Canadian dollar strengthened against the US dollar during the year, compared to a weakening during 2011. The foreign exchange loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project;

  Fair value gain related to derivative instruments: $10.6 million ($40.7 million in 2011) – the Company recognized fair value adjustments on its derivative contracts as follows:

o

$5.8 million loss on its purchase put option related to the Company’s equity cost overrun facility, compared to a gain of $2.0 million in 2011. During Q4 2012, the commercial banks party to the 2010 Project Financing exercised their right to terminate the $50 million cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility is now very unlikely and therefore management determined that the value of the Louis Dreyfus put option should be reduced to $nil as of December 31, 2012. However, Baja intends to pursue its rights under the Louis Dreyfus agreement;

o

$3.3 million loss on MMB’s zero cost collar copper hedge contracts, compared to a gain of $42.8 million recognized in 2011. The loss during the year is predominantly due to an increase in outlook for future copper prices for the period during the year prior to the loss of control of MMB;

o

$6.8 million gain on the mandatory prepayment option related to MMB’s Baja funding loan, compared to a loss of $3.5 million recognized in 2011. Pursuant to the Event of Default and as at the date of the loss of control of MMB, the Company determined that the fair value of the derivative approximated a value of $nil, which is indicative of the demand feature on the corresponding debt facility at that date; and

o

$12.9 million gain on the mandatory prepayment option related to MMB’s US EXIM loan compared to a loss of $0.6 recognized in 2011. Pursuant to the Event of Default and as at the date of the loss of control of MMB, the Company determined that the fair value of the derivative approximated a value of $nil, which is indicative of the demand feature on the corresponding debt facility at that date.

  As the Company no longer consolidates MMB, it did not recognize any fair value adjustments beyond August 27, 2012 relating to MMB’s zero cost collar copper hedge contracts, the mandatory prepayment derivative liability related to MMB’s Baja funding loan or the mandatory prepayment derivative liability related to MMB’s US EXIM loan (novated and assumed by KORES in November 2012); and

  Tax expense: $1.7 million tax recovery ($2.5 million expense in 2011) – the significant tax recovery reflects a change in management’s estimation of the withholding tax liability incurred on interest to be received on MMB shareholder loans.

Baja Mining Corp. MD&A Year ended December 31, 2012

Comparison of the three-month period ended December 31, 2012 to the three-month period ended December 31, 2011

For the three-month period ended December 31, 2012 (“Q4 2012”), the Company recorded income attributed to its shareholders of $1.2 million or $nil per share (basic and diluted) as compared to a loss attributed to its shareholders of $10.0 million or $0.03 per share (basic and diluted) for the same period in 2011 (“Q4 2011”). The income in Q4 2012 was attributable to income of $25.2 million representing the Company’s share of results in associate in the quarter and a tax recovery of $2.4 million, partly offset by loss of $15.7 million ($1.5 million gain in Q4 2011) relating to its purchase put option related to the Company’s equity cost overrun facility and a further true-up loss adjustment on the deconsolidation of MMB of $11.4 million. The Company’s loss in Q4 2011 was primarily driven by higher operating expenses and a $6.1 million foreign exchange loss.

Operating expenses during the quarter ended December 31, 2012 were $0.9 million compared to $5.0 million for the same period in 2011. A summary of the most significant differences are discussed below:

  Office and administration expenses: $0.1 million expense recovery ($0.8 million in Q4 2011) – the decrease in office and administrative expenses reflects the deconsolidation of MMB and certain cost recoveries relating to the sub-let of the Company’s former head office premises in December 2012;

  Wages: $0.4 million ($1.3 million in Q4 2011) – the decrease in wages reflects cost savings from reductions to staff levels at the head office at the end of May 2012 and during the third and fourth quarters, which are partly offset by termination payments made during in the quarter;

  Professional and consulting fees: $0.2 million ($1.0 million in Q4 2011) – professional fees decreased in the quarter as the Company did not incur significant costs incurred in the prior year period relating to compliance with regulatory reporting requirements and subject matter experts in valuing the Company’s various complex financial instruments as reflected in the Company’s consolidated financial statements for the year ended December 31, 2011;

  Stock-based compensation: negative expense of $0.03 million ($1.1 million in Q4 2011) – the negative expense reflects the impact of a number of forfeitures of unvested stock options previously granted to employees affected by the staff reductions or voluntary departures in the Vancouver head office or at MMB during the last two quarters. The Q4 2011 expense reflects options granted during the period to new employees and new board members, as well as the vesting of options granted in November 2010 to employees and directors; and

  Impairments: $0.1 million ($nil in Q4 2011) – the Company recorded an impairment against receivables to reflect management’s best estimate of recoverability at the year end.

Other items

  Foreign exchange gain: $1.6 million (loss of $6.1 million in Q4 2011) – the Canadian dollar weakened against the US dollar during the period, while the Canadian dollar strengthened during the corresponding period of the previous year, resulting in an exchange loss in 2011. The foreign exchange gain or loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project;

  Share of results in associate: income of $25.2 million ($nil in Q4 2011) – the Company recognized its proportionate share of losses realized in MMB for the quarter. MMB’s income for the during the period is substantially attributable to a fair value adjustment gain on its zero cost collar copper hedge contracts and a partial reversal of the impairment on MMB property, plant and equipment relating to the significant forecast cost overrun on the Project announced in the quarter ended June 30, 2012;

Baja Mining Corp. MD&A Year ended December 31, 2012

  Loss on deconsolidation: $11.4 million loss from adjustments to carrying values at the date of loss of control.

o

For the 2012 year-end, MMB re-evaluated the discount rate used for estimating the fair value at inception of certain loan advances from shareholders in 2012. Accordingly, the Company reassessed the carrying value of subordinated debt held by non-controlling interests as of the date of loss of control, and reduced the carrying value by $26.5 million. This adjustment was recognized in the fourth quarter of 2012, and increased the loss on deconsolidation previously recognized at September 30, 2012.

o

For the 2012 year-end, Baja determined that a portion of the fair value differential of loans from non-controlling interests recorded in contributed surplus in 2012 should be recorded in equity attributable to non-controlling interests. Accordingly, the Company re-assessed the carrying value of non-controlling interests as of the date of loss of control by $15.1 million. This adjustment was recognized in the fourth quarter of 2012, and decreased the loss on deconsolidation previously recognized at September 30, 2012.

  Fair value adjustments related to derivative instruments: loss of $15.7 million ($1.5 million gain in Q4 2011) – the Company recognized fair value adjustments on its derivative contracts as follows:

o

$15.7 million loss on its purchase put option related to the Company’s equity cost overrun facility, compared to a loss of $0.9 million recognized in Q4 2011. During the quarter, the commercial banks party to the 2010 Project Financing elected to terminate the $50 million cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility is now very unlikely and therefore management determined that the value of the Louis Dreyfus put option should be reduced to $nil as of December 31, 2012; and

o

As the Company no longer consolidates MMB it did not recognize during the quarter any fair value adjustments relating to MMB’s zero cost collar copper hedge contracts ($3.3 million gain in Q4 2011), the mandatory prepayment derivative liability related to MMB’s Baja funding loan ($0.3 million loss in Q4 2011) or the mandatory prepayment derivative liability related to MMB’s US Exim loan ($0.6 million loss in Q4 2011) (terminated in November 2012); and

  Tax expense: $2.4 million recovery ($0.8 million expense in Q4 2011) – the significant tax recovery reflects a change in management’s estimation of the withholding tax liability incurred on interest to be received on MMB shareholder loans.

Baja Mining Corp. MD&A Year ended December 31, 2012

Selected Annual Information

	2012	2011	2010
	USD '000s	USD '000s	USD '000s

(Loss) Income for the year attributable to shareholders of the Company	(270,273)	11,512	(69,580)
Earnings (loss) per share
- Basic	(0.79)	0.03	(0.41)
- Diluted	(0.79)	0.03	(0.41)
Total assets	54,376	766,984	391,230
Net working capital (deficit)	(85)	(159,733)	37,288
Total non-current financial liabilities	1,072	258,713	148,176

(1)

The Company’s annual financial results as at and for the years ended December 31, 2012, 2011 and 2010 have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

The increase in total assets from 2010 to 2011 is consistent with the stage of development and construction of the Boleo Project. The Company completed project financing for the Boleo Project during 2010, which led to an increase in total assets as the Company was able to focus on the development of the Project. The increase in total non-current financial liabilities is the result of completing project financing during 2010.

The Company continued with strategic development initiatives into 2010 and ramped up its mine development activities through 2011, with operating costs increased in support thereof. During 2010, the Company recorded significant non-cash adjustments through the statement of operations related to the measurement of the refundable deposit liability and fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010, which represent the primary reasons for the significant increase in loss in 2010. In Q4 2011, the Company commenced to draw on its 2010 Project Financing as construction at the Boleo Project advanced. The income reported in 2011 was attributable to a large fair value adjustment gain on MMB’s zero cost collar copper hedge contracts due to a reduction in forward copper prices during the year.

The significant loss attributable to shareholders and the decrease in total assets and total non-current liabilities in 2012 reflects the deconsolidation of MMB during the year. A discussion of loss for the year attributable to shareholders for 2012 is included in Review of Operating Results.

Baja Mining Corp. MD&A Year ended December 31, 2012

Review of quarterly results

The eight most recently completed quarters prior to December 31, 2012:

	Q1 Mar 31, 2011	Q2 Jun 30, 2011	Q3 Sep 30, 2011	Q4 Dec 31, 2011	Q1 Mar 31, 2012	Q2 Jun 30, 2012	Q3 Sep 30, 2012	Q4 Dec 31, 2012
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Income (loss) for the period attributable to common shareholders of the Company ($’000)	$(32,814)	$(5,764)	$60,177	$(10,087)	$(21,344)	$(100,946)	$(149,212)	$1,229
Basic income (loss) per share for the period	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)	$-
Diluted income (loss) per share for the period	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)	$-

(1)

The Company’s financial results presented above have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

The fluctuations in income (loss) attributable to shareholders of the Company is primarily impacted by foreign exchange fluctuations between the Canadian and US dollars, with the largest impact attributable to Baja’s (Canadian functional currency) US dollar based investment in the Project, and prior to Q4 2012 the mark-to-market fair value adjustments on MMB’s and the Company’s derivative instruments. The fluctuation of foreign exchange rates and other market factors, such as copper prices and interest rates impact the magnitude of the fluctuation from quarter to quarter.

Prior to the change in control of MMB, the operating costs of the Company were predominantly related to Baja, as the majority of MMB costs were capitalized as the Company continued development of the Project. For the period subsequent to August 27, 2012, the date of deconsolidation of MMB, any operating income or losses of MMB are accounted for using the equity method.

The Q3 2012 loss was primarily driven by the loss of $115.8 million recognized on the deconsolidation of MMB, following completion of the Phase I interim financing and the related dilution in the Company’s interest in MMB from 70% to 49%. The income in Q4 2012 reflects the Company’s 49% share of MMB’s income for the quarter.

Liquidity and capital resources

MMB’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

As of August 27, 2012, the Company no longer consolidates the operating results of MMB in the Company’s Statements of Operations and Statements of Cash flows. The Balance Sheet line items as at December 31, 2012 exclude the assets and liabilities of MMB, which are consolidated in the prior year.

Baja Mining Corp. MD&A Year ended December 31, 2012

The Company’s combined cash and cash equivalents and short-term deposits as at December 31, 2012 totaled $6.6 million (2011 - $72.7 million). All of the funds are highly liquid and are available immediately. The Company has a working capital deficit position of $0.1 million as at December 31, 2012 (2011 – deficit of $159.7 million). This improvement is predominantly due to the deconsolidation of MMB and removal from the balance sheet of its senior debt balances, the US EXIM mandatory prepayment derivative, the hedge liability and the KDB and Funding Loan subordinated debt. Following the identification of the forecasted cost overrun, MMB has been unable to access any further funds from the 2010 Project Financing and the Company and MMB have, since that time, been forced to employ very stringent treasury management practices and policies.

In addition, at December 31, 2012, the Company held $1.3 million in restricted cash (2011 - $31.2 million). The restricted cash at December 31, 2012 was held in trust for employee benefits (2011 - $nil). At December 31, 2011, the Company also held restricted cash of $24.3 million of construction funds in trust and $4.9 million is restricted to payments on approved closure and reclamation costs.

During the year ended December 31, 2012, the Company utilized $19.4 million of cash in operations (2011 -$15.2 million). This was measured after taking into account adjustments for non-cash items such as impairments of $190.4 million (2011 - $2.7 million), fair value loss on derivative contracts of $10.6 million (2011 - $40.7 million), unrealized foreign exchange loss of $7.7 million (2011 - gain of $6.2 million), the loss on deconsolidation of MMB of $127.3 million, and the share of associate income of $10.0 million (2011 - $nil).

The Company did not complete any equity financings during 2012 or 2011. During 2012, the Company received $1.0 million (2011 - $2.0 million) through the exercise of stock options and share purchase warrants.

The Company incurred cash expenditures on construction deposits and property, plant and equipment of $279.2 million (2011 - $339.6 million), had an increase in value-added tax recoverable of $2.1 million (2011 -$18.2 million), redeemed short term deposits of $32.6 million (2011 - invested $34.0 million) and utilized $3.2 million (2011 - utilized $72.2 million) of its restricted cash on the Project. This decrease in spending is consistent with the level of activity on site as constrained by the Event of Default and the liquidity crisis and the deconsolidation of MMB on August 27, 2012. The Company realized proceeds of $0.5 million on the sale of certain leasehold improvements and office furnishing and fittings at the Vancouver head office and related office equipment to the sub-tenant upon sub-letting its office lease in December 2012.

Prior to the Event of Default, MMB began drawing on the 2010 Project Financing in the fourth quarter of 2011. The total proceeds received from senior debt facilities during the year ended December 31, 2012 was $180.0 million (2011 - $169.7 million). In addition, in the year ended December 31, 2012, prior to the loss of control in MMB on August 27, 2012, the Consortium had contributed to MMB shareholder loans of $97.5 million (2011 -$163.9 million), including the $90.0 million Phase I interim funding.

As at December 31, 2012 and as of the date of this MD&A, MMB remains in an Event of Default, as defined in the 2010 Project Financing agreements.

Should the MMB remain in an Event of Default at the expiration of any standstill agreement, currently March 31, 2013, as a result of this (or any other arising) default, the remaining 2010 Project Finance Lenders may exercise any combination of available remedies, including accelerated payment demand of the debt facilities. Under the terms of the current senior lending facilities completion guarantee, the Company is liable for its proportionate obligation (70%) of the senior borrowings and any amounts required under the economic completion guarantee. See “MMB debt guarantees”.

Baja Mining Corp. MD&A Year ended December 31, 2012

Commitments, contingencies and contractual obligations

As at December 31, 2012, the Company had the following undiscounted contractual obligations:

Contractual Obligations Payments due by period (thousands of US dollars)

	Total	Less than 1 year	2-3 years	4-5 years	More than 5
					years
Accounts payable	$723	$723	$nil	$nil	$nil
Operating lease obligations [1]	$227	$100	$109	$18	$nil
Subordinated debt[2]	$10,000	$10,000	$nil	$nil	$nil
Total	$10,950	$10,823	$109	$18	$nil

1

The Company has an office lease for its corporate head office expiring in April 2016, committing the Company to an average monthly lease payment of $5 (CDN$5). The Company has a lease for its Luxembourg offices expiring in December 2012 at a monthly lease payment of $4 (CDN$4).

2

The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration may be paid to the Company by the Consortium of $13 million upon a positive decision related to the production of manganese. Following the loss of control of MMB, the Company anticipates that it may lose its ability to direct the manganese developments and therefore the liability is recorded as a current liability at face value.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted. In addition, following the Company’s announcement of the forecast Project cost overruns on April 23, 2012, the Company has become subject to a number of legal proceedings and litigation, including a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of Cdn$250 million. See “Legal proceedings” for further details on legal proceedings and litigation.

MMB debt guarantees

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of MMB’s borrowings under the 2010 Project Financing. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at December 31, 2012, there is $233.3 million drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. In the event of non-production, the derivative liability as recognized on MMB’s balance sheet may actualize. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

Off-balance sheet arrangements

In 2012, the Company entered into a lease assignment for offices no longer used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfil its obligation to the landlord. The lease expires September 30, 2020.

Baja Mining Corp. MD&A Year ended December 31, 2012

The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

(thousands of USD)
Not later than one year	641
Later than one year and not later than five years	2,619
Later than five years	1,878

5,138

No amount has been accrued for this indemnity as of December 31, 2012 as management has assessed that it is not probable that the Company will be required to cover any amounts under the indemnity.

The Company does not have any other material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations not already described herein.

Transactions with related parties

Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team, and the board of directors.

The compensation paid or payable to key management, or to companies in common with key management personnel, for services provided is shown below.

	Year ended December 31,
(thousands of USD)	2012	2011

Salaries, director fees, management fees, and short-term employee benefits	1,802	4,514
Termination benefits	1,394	-
Stock-based compensation	373	4,577

	3,569	9,091

Termination benefits above were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

Transactions with MMB

Under a management services agreement, the Company provided certain administrative, technical and other support services to MMB. In November 2012, MMB provided the required 90 days’ notice to terminate this management service agreement.

Prior to the loss of control of MMB, any intercompany transactions with MMB were eliminated upon consolidation.

Subsequent to the loss of control of MMB, the Company has recognized $1.1 million in recoveries in the consolidated statements of operations as an offset against general and administrative expenses.

At December 31, 2012, $1.7 million is included in other receivables.

Baja Mining Corp. MD&A Year ended December 31, 2012

Other related parties

The Company also recognized $0.1 million (2011- $0.2 million) of general and administrative expense recoveries from a company with directors and officers in common.

During 2012, prior to the loss of control of MMB, MMB received loans of $97.5 million (2011 - $163.9 million) from the Consortium and/or KORES, inclusive of $90.0 million Phase I interim funding.

The above transactions occurred at commercial terms.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historical experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Measurement of the refundable deposit liability

A refundable deposit liability is payable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date of the Project. The Company cannot accurately predict the outcome or timing of this decision (note 13(a) in the Consolidated Financial Statements).

(ii)	Recoverability of insurance and other receivables

If an insurance claim relates to a recovery of losses, the Company recognizes the recovery when it is probable and reasonably estimable.

Management’s judgment and estimates for the recoverability of insurance and other receivables are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

(iii)	Impairment of assets

The Company exercises judgement when evaluating the evidence of impairment for other receivables and its investment in associate. Where such evidence exists, estimates of future cash flows and the recoverable amount are required to determine the amount of any impairment.

Management’s judgment and estimates in these areas are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

(iv)	Income taxes

Foreign withholding taxes are payable when interest from shareholder loans are received. Shareholder loans to MMB are included in the Company’s investment in associate (notes 4 and 8 in the Consolidated Financial Statements). The shareholder loans owed Baja from MMB will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. The accrued withholding tax is estimated at each reporting period based on management’s assessment of ultimate future

Baja Mining Corp. MD&A Year ended December 31, 2012

tax obligations, and the portion attributable to current reporting period. Actual results could differ from these estimates and judgements, as additional information becomes known.

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets.

(v)	Guarantees

The Company recognizes a liability for contingent liabilities, such as the guarantees the Company has provided to lenders of MMB, when there is a present obligation arising as a result of a past event, payment is probable and the amount can be estimated reliably.

As at the reporting date, the MMB debt guaranteed by the Company is in default and the Boleo Project has experienced significant cost overruns. In the Company’s assessment of whether payment is probable under the guarantees, the Company considered the factors for MMB’s ability to continue as a going concern including the status of the existing MMB loan facilities, and the subsequent commitment by KORES to provide Phase II Funding Requirement (note 1 in the Consolidated Financial Statements).

Any changes impacting management’s assessment of the timing and probability of the Company’s obligations under the guarantees may result in the Company recording a liability on its balance sheet.

Changes in Accounting Standards

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2015 and replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The main difference is that, in cases where the fair value option is taken for financial liabilities, the part of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in the consolidated statements of operations , unless this creates an accounting mismatch. The Company has not yet assessed the impact of this standard on the consolidated financial statements.

(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements.

Baja Mining Corp. MD&A Year ended December 31, 2012

(iii)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will require additional disclosures in the consolidated financial statements.

(iv)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard will not have a material impact on the consolidated financial statements. However, it will impact the annual disclosures.

(v)	Amendments to IAS 27 – Separate Financial Statements and to IAS 28 – Investments in Associates and Joint Ventures

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements.

(vi)	Amendments to IAS 1 – Presentation of Financial Statements

The IASB has amended IAS 1 Presentation of Financial Statements (“IAS 1”) to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements. However, the adoption of this standard will require additional disclosures.

(vii)	Amendments to IAS 32 – Financial Instruments: Presentation

Amendments to IAS 32 clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial statements. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. Early adoption is permitted. The Company has not yet assessed the impact this standard will have on the consolidated financial statements.

Baja Mining Corp. MD&A Year ended December 31, 2012

Share capital information

The Company did not grant any stock options to employees or directors of the Company subsequent to the balance sheet date. There had been no change to the Company’s issued and outstanding share capital as at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 340,213,025 issued and outstanding.

Subsequent to December 31, 2012, 5,050,000 options were cancelled.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2012.

The CEO and the CFO evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2012.

Management’s responsibility for internal controls over financial reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting, evidenced by significant adjustments being made to the financial statements which were not identified in the financial close process. The adjustments are attributable to the unusual and complex circumstances and events relating to the change in control in MMB. The circumstances and events giving rise to the change of control required the application of significant judgement in applying the principles of IFRS to uncertain future events. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. In this particular instance, this weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transaction occur in the future, management would consider the need to retain appropriate external expertise.

Baja Mining Corp. MD&A Year ended December 31, 2012

During Q4 2012, the Company has updated its internal control over financial reporting or in disclosure controls and procedures to reflect that MMB is an associate and no longer a subsidiary under its control. There have been no other significant changes in internal control over financial reporting or in disclosure controls and procedures during Q4 2012 that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Baja Mining Corp. MD&A Year ended December 31, 2012